Exhibit 1

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

INDEX

•	Interim condensed consolidated statement of profit or loss and other comprehensive income for the six-month periods ended June 30, 2019 and 2018.

•	Interim condensed consolidated statement of financial position as of June 30, 2019 and December 31, 2018.

•	Interim condensed consolidated statement of changes in shareholders’ equity for the six-month periods ended June 30, 2019 and 2018.

•	Interim condensed consolidated statement of cash flows for the six-month periods ended June 30, 2019 and 2018.

•	Notes to the interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018.

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Revenue from contract with customers	4	214,088	110,286	120,361	110,286
Cost of sales:
Operating expenses	5.2	(60,288)	(30,942)	(32,519)	(30,942)
Crude oil stock fluctuation	5.1	3,373	(386)	2,047	(386)
Depreciation, depletion and amortization	2.2/12/13	(68,745)	(30,883)	(44,274)	(30,883)
Royalties		(32,991)	(16,919)	(18,192)	(16,919)

Gross profit		55,437	31,156	27,423	31,156

Selling expenses	6	(13,542)	(5,999)	(7,847)	(5,999)
General and administrative expenses	7	(20,874)	(10,308)	(12,169)	(7,387)
Exploration expense	8	(944)	(302)	(818)	(302)
Other operating income	9.1	1,750	287	1,123	345
Other operating expenses	9.2	(2,649)	(8,149)	(531)	(8,149)

Operating profit		19,178	6,685	7,181	9,664

Interest income	10.1	315	1,476	240	(489)
Interest expense	10.2	(12,325)	(3,894)	(6,508)	(2,679)
Other financial results	10.3	(12,744)	(17,192)	1,484	(15,947)

Financial results, net		(24,754)	(19,610)	(4,784)	(19,115)

(Loss) / profit before income tax		(5,576)	(12,925)	2,397	(9,451)

Current income tax expense	14	(3,467)	(16,128)	(398)	(16,134)
Deferred income tax (expense) / benefit	14	(933)	(15,291)	1,703	(15,291)

Income tax (expense) / benefit		(4,400)	(31,419)	1,305	(31,425)

Net (loss) / profit for the period		(9,976)	(44,344)	3,702	(40,876)

Other comprehensive
Other comprehensive that will not be reclassified to profit or loss in subsequent periods
- Remeasurements (loss) / profit related to defined benefits plans	24	(1,020)	2,317	(1,020)	2,317
- Deferred income tax benefit / (expense)	14	255	(579)	255	(579)

Other comprehensive that will not be reclassified to profit or loss in subsequent periods		(765)	1,738	(765)	1,738

Other comprehensive for the period, net of tax		(765)	1,738	(765)	1,738

Total comprehensive (loss) / profit for the period		(10,741)	(42,606)	2,937	(39,138)

Notes 1 to 28 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the period ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
(Losses) / Earnings per share attributable to equity holders of the parent
Basic - (In U.S. dollars per share)	11	(0.13)	(1.04)	0.05	(0.96)
Diluted - (In U.S. dollars per share)	11	(0.13)	(1.04)	0.05	(0.96)

Notes 1 to 28 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of financial position as of June 30, 2019 and December 31, 2018

(Amounts expressed in thousands of US Dollars)

	Notes	As of June 30, 2019	As of December 31, 2018
Assets
Non-current assets
Property, plant and equipment	12	898,125	820,722
Goodwill	13	28,484	28,484
Other intangible assets	13	32,000	31,600
Right-of-use assets	2.2	9,784	—
Trade and other receivables	15	18,431	20,191

Total non-current assets		986,824	900,997

Current assets
Inventories	17	16,765	18,187
Trade and other receivables	15	109,542	86,050
Cash, bank balances and other short-term investments	18	74,486	80,908

Total current assets		200,793	185,145

Total assets		1,187,617	1,086,142

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	19	567,398	513,255
Share-based payment reserve		8,775	4,021
Accumulated other comprehensive loss		(3,439)	(2,674)
Accumulated Loss		(44,921)	(34,945)

Total shareholders’ equity		527,813	479,657

Liabilities
Non-current liabilities
Deferred income tax liabilities		134,435	133,757
Leases liabilities	2.2	5,506	—
Provisions	20	16,015	16,186
Borrowings	16.1	280,332	294,415
Warrants	16.4	35,727	23,700
Employee defined benefit plans obligation	24	4,475	3,302
Accounts payable and accrued liabilities	23	817	1,007

Total non-current liabilities		477,307	472,367

Current liabilities
Provisions	20	4,711	4,140
Leases liabilities	2.2	4,492	—
Borrowings	16.1	85,914	10,352
Salaries and social security payable	21	6,174	6,348
Income tax payable		—	22,429
Other taxes and royalties payable	22	7,379	6,515
Accounts payable and accrued liabilities	23	73,827	84,334

Total current liabilities		182,497	134,118

Total liabilities		659,804	606,485

Total shareholders’ equity and liabilities		1,187,617	1,086,142

Notes 1 to 28 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the six-month period ended June 30, 2019

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Accumulated other comprehensive losses	Accumulated losses	Total shareholders’ equity
Balances as of December 31, 2018	513,255	4,021	(2,674)	(34,945)	479,657

Loss for the period	—	—	—	(9,976)	(9,976)
Other comprehensive loss for the period	—	—	(765)	—	(765)

Total comprehensive (loss)	—	—	(765)	(9,976)	(10,741)

Proceeds from Series A shares net of issuance costs (Note 19)	54,143	—	—	—	54,143

Recognition of share-based payments reserve	—	4,754	—	—	4,754

Balances as of June 30, 2019	567,398	8,775	(3,439)	(44,921)	527,813

Notes 1 to 28 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the six-month period ended June 30, 2018

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Non-controlling interest	Accumulated other comprehensive losses	Retained earnings (Accumulated Loss)	Total shareholders’ equity
Balances as of December 31, 2017	25	—	—	—	(5,095)	(5,070)

Loss for the period	—	—	—	—	(44,344)	(44,344)
Other comprehensive profit for the period	—	—	—	1,738	—	1,738

Total comprehensive loss	—	—	—	1,738	(44,344)	(42,606)

Series A shares net of issuance costs (Note 19)	513,918	—	—	—	—	513,918

Non-controlling interest arising on business combination	—	—	1,307	—	—	1,307
Acquisition of non-controlling interest	—	—	(1,307)	—	—	(1,307)

Recognition of share-based payments reserve	—	900	—	—	—	900

Balances as of June 30, 2018	513,943	900	—	1,738	(49,439)	467,142

Notes 1 to 28 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Cash flows from operating activities
Net profit / (loss) for the period		(9,976)	(44,344)	3,702	(40,876)

Adjustments to reconcile net cash flows provided by (used in) operating activities:
Non-cash items related with operating activities:
Constitution of (Reversal in) allowances, net	6	(180)	2	77	2
Net exchange differences	10.3	(1,934)	10,792	778	10,785
Unwinding of discount on asset retirement obligation provision	10.3	802	380	404	380
Increase of provisions, net	9.2	1,982	66	647	66
Interest expense leases	10.3	440	—	110	—
Other discount on assets and liabilities	10.3	426	—	194	—
Share-based payment expense	7	4,754	900	3,510	900
Employee defined benefits obligation	24	112	—	(121)	—
Accrued income tax	14	4,400	31,419	(1,305)	31,425

Non-cash items related with investing activities:
Depreciation and depletion	12/2.2	68,162	30,611	43,947	30,611
Amortization of intangible assets	13	583	272	327	272
Interest income	10.1	(315)	(1,476)	(240)	489
Change in fair value of financial instruments	10.3	(78)	—	369	—

Non-cash items related with financing activities:
Interest expense	10.2	12,325	3,894	6,516	2,679
Warrants	10.3	12,027	—	(4,057)	—
Amortized cost	10.3	917	6,020	466	4,782

Changes in working capital:
(Increase) in trade and other receivables		(21,720)	(19,728)	(12,804)	(19,727)
(Increase) in inventories		(3,374)	(2,235)	(2,117)	(2,235)
(Decrease)/Increase in accounts payable and accrued liabilities and other payables		(19,495)	34,903	(12,913)	34,559
(Decrease) in employee defined benefits obligations		(253)	(2,736)	(253)	(2,736)
Increase /(Decrease) in salaries and social security payable		92	(2,576)	1,995	(2,493)
(Decrease) in other taxes and royalties payable		(1,614)	(8,104)	(1,619)	(8,107)
(Decrease) in provisions		(859)	(17,607)	(374)	(17,607)
Income taxes paid (1)		(22,369)	(8,306)	(22,369)	(8,306)

Net cash flows generated by operating activities		24,855	12,147	4,870	14,863

VISTA OIL & GAS S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the six-month period ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Cash flows from investing activities:
Payments for acquisition business, net of cash acquired		—	(708,136)	—	(708,136)
Payments for acquisition of property, plant and equipment (2)		(132,414)	(14,865)	(40,548)	(14,865)
Payments for acquisition of other intangible assets		(1,190)	202	(58)	202
Proceeds from sales of other financial assets		5,650	3,621	5,292	3,621
Proceeds from interest received	10.1	315	1,476	240	1,476

Net cash flows (used in) investing activities		(127,639)	(717,702)	(35,074)	(717,702)

Cash flows from financing activities
Payment for acquisition of non-controlling interests		—	(1,307)	—	(1,307)
Warrants			—	—	(1,965)
Payment of redemption of Series A shares	19	—	(204,590)	—	(204,590)
Proceeds from capitalization of Serie A shares	19	—	95,000	—	95,000
Payment of issue costs from capitalization of Series A shares	19	54,143	(23,574)	(248)	(23,574)
Proceeds from borrowings	16.1	60,000	260,000	25,000	260,000
Payment of cost of borrowings		—	(11,128)	—	(11,128)
Payments of borrowings´ interests	16.2	(11,767)	(1,502)	(958)	(1,502)

Net cash flows generated by financing activities		102,376	112,899	23,794	110,934

Net (decrease) in cash and cash equivalents		(408)	(592,656)	(6,410)	(591,905)

Cash and cash equivalents at the beginning of the period		66,047	655,232	72,588	654,481
Effects of exchange rate changes on cash and cash equivalents		(442)	(17,420)	(981)	(17,420)

Net (decrease) in cash and cash equivalents		(408)	(592,656)	(6,410)	(591,905)

Cash and cash equivalents at the end of the period		65,197	45,156	65,197	45,156

Significant non-cash transactions
Acquisition of property, plant and equipment through increase in account payables		35,042	—	35,042	—
Capitalization of Series A Shares		—	442,491	—	442,491

(1)	Includes 13,087 related to income tax expense for the year ended December 31 2018.
(2)	Includes 10,104 and 22,251 of acquisition net of property, plant and equipment, pending of payment for the six and three-month period ended June 30, 2019, respectively.

Notes 1 to 28 are an integral part of these unaudited interim condensed consolidated financial statements

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Corporate and Group information

1.1 General information and Group structure and activities

Vista Oil & Gas S.A.B. de C.V. (“VISTA” or the “Company” or the “Group”) was organized as a corporation with variable capital stock under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” form, on July 28, 2017.

The address of the Company´s main office is located in Mexico City (Mexico), at Volcán 150, Floor 5, Lomas de Chapultepec, Miguel Hidalgo, C.P.11000.

The main activity of the Company is, through its subsidiaries, the exploration and production of oil and gas (Upstream).

These unaudited interim condensed financial statements have been approved for issue by the Board of Directors on August 7, 2019.

There were no changes to the Group’s structure and activities since the date of issuance of the Group’s annual financial statements as of December 31, 2018.

Public Offering with New York Stock Exchange (“NYSE”) listing

On July 25, 2019 the Company made a global offering on the New York Stock Exchange (“NYSE”) and began trading the following day under the ticker “VIST”. Likewise, the Company issued additional Series A shares on the Mexican Stock Exchange (“BMV”). See Note 28 for more details.

Note 2. Basis of preparation and significant accounting policies

2.1 Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements for the six months ended June 30, 2019 and 2018 have been prepared in accordance with the International Accounting Standard (“IAS”) No. 34 – “Interim Financial Information”. The Company has chosen to present its financial statements corresponding to interim periods in the condensed form provided for in IAS 34. Selected explanatory notes are included to explain the events and transactions that are significant for the understanding of the changes in the financial position as of June 30, 2019 and the results of the Company for the six-month period ended June 30, 2019. Therefore, the interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2018.

These unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our consolidated financial statements as of December 31, 2018, except for the adoption of new standards and interpretations effective as from January 1, 2019 and the income tax expense that is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value. The financial statements are presented in U.S. Dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand (U.S. Dollars 000), except when otherwise indicated.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Company applies, for the first time, IFRS 16 Leases. As required by IAS 8, the nature and effect of the changes required by the standard are disclosed below.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application on January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the exemptions applicable to the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low value.

The effect of adoption IFRS 16 as at January 1, 2019 (increase/(decrease)) is as follows:

Assets
Right-of-use assets	12,103

Total assets	12,103

Liabilities
Lease liabilities	(12,103)

Total liabilities	(12,103)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of 31 December 2018 as follows:

Operating lease commitments as at December 31, 2018	16,153
Weighted average incremental borrowing rate as at 1 January 2019	9.356%
Discounted operating lease commitments at January 1, 2019	13,608
Less:
Commitments relating to short-term leases	(1,401)
Commitments relating to leases of low-value assets	(104)

Total liabilities as at January 1, 2019	12,103

a)	Nature of the effect of adoption of IFRS 16

The Company has lease contracts for various items of buildings, office equipment and items of plant and machinery. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Company; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Trade and other receivables and Trade and other payables, respectively.

•	The Company did not have leases previously classified as financial leases.

•	Leases previously accounted for as operating leases:

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. In some leases, the right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company also applied the available practical expedients wherein it:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

b)	Summary of new accounting policies

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

•	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

•	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are individually considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

•	Significant judgement in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

c)	Amounts recognized in the statement of financial position and profit or loss

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right –of –use assets
	Buildings	Plant and machinery	Total	Lease liabilities
As of January 1, 2019	1,843	10,260	12,103	(12,103)

Additions	—	294	294	(294)
Depreciation of right-of-use (1)	(264)	(2,349)	(2,613)	—
Payments	—	—	—	3,096
Interest expense (2)	—	—	—	(697)

As of June 30, 2019	1,579	8,205	9,784	(9,998)

(1)	Depreciation of right of use associated to leases from drilling services incurred is capitalized as work in progress by 1,686.
(2)	Interest expenses of right of use associated to leases from drilling services incurred is capitalized as work in progress by 257.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Group operates in a complex multinational environment, it assessed whether the Interpretation had an impact on its consolidated financial statements.

The interpretation did not have an impact on the consolidated financial statements of the Company, since the Company’s current practice is in line with these amendments.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

These amendments had no impact on the consolidated financial statements of the Company as it did not have prepayment Features with Negative Compensation during the period.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

These amendments had no impact on the consolidated financial statements of the Company as it did not have any plan amendments, curtailments, or settlements during the period.

Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests).

This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests. The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

These amendments had no impact on the consolidated financial statements as the Company does not have long-term interests in its associate and joint venture.

Annual Improvements 2015-2017 Cycle

•	IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted.

These amendments had no impact on the consolidated financial statements of the Company as there is no transaction where a joint control is obtained during the six-month period ended.

•	IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Since the Company’s current practice is in line with these amendments, they had no impact on the interim consolidated financial statements of the Company. In addition, no dividends have been declared during the period.

•	IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted.

Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

2.3 Basis of consolidation

The unaudited interim condensed consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. There have been no changes in the Company’s ownership interests in subsidiaries during the period ended June 30, 2019.

2.4 Regulatory framework

There have been no significant changes in the Company’s Regulatory framework during the period ended June 30, 2019.

2.5 Reclassifications

Some figures shown in the second quarter 2018 unaudited interim condensed consolidated financial statements have been reclassified as originally issued for comparability of presentation with the 2019 unaudited interim condensed consolidated financial statements. The effects of this reclassification were recognized retrospectively in the statement of financial position as of June 30, 2018, in conformity with IAS 8, Accounting Policies, Changes in Accounting Estimates and errors.

	For the period from January 1st to June 30, 2018
	As reported originally	As reclassified
Statement of profit or loss
Foreign currency exchange difference	(10,792)	—
Costs of early settlements of borrowings and other financing costs	(6,020)	—
Unwinding of discount on asset retirement obligation	(380)
Other financial results	—	(17,192)
Other operating income	—	287
Other operating expenses	—	(8,149)
Other operating results, net	(7,862)	—

	For the period from April 1st to June 30, 2018
	As reported originally	As reclassified
Statement of profit or loss
Foreign currency exchange difference	(10,785)	—
Costs of early settlements of borrowings and other financing costs	(4,782)	—
Unwinding of discount on asset retirement obligation	(380)
Other financial results	—	(15,947)
Other operating income	—	345
Other operating expenses	—	(8,149)
Other operating results, net	(7,804)	—

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	For the period from January 1st to June 30, 2018
	As reported originally	As reclassified
Statement of cash flows
(Decrease) in provisions	(25,913)	(17,607)
Income taxes paid	—	(8,306)

	For the period from April 1st to June 30, 2018
	As reported originally	As reclassified
Statement of cash flows
(Decrease) in provisions	(25,913)	(17,607)
Income taxes paid	—	(8,306)

Note 3. Segment information

The Executive Management Committee (the “Committee”) of the Company has been identified as the CODM, which is responsible for the allocation of resources and evaluating the performance of the operating segment. The Committee monitors the operating results of its oil and gas properties, based on its separate production, due to the purpose of making decisions about the allocation of the resources and performance indicators.

The Committee considers the business as one single segment, the exploration and production of natural gas, liquid gas and crude oil (includes all upstream business activities), through its own activities, subsidiaries and shareholdings in joint operations, and based on the business nature, customer portfolio and risks involved. The company did not aggregate any segment, as it has only one.

The subsidiaries’ accounting policies to measure results, assets and liabilities of the segment are consistent with that used in this unaudited interim condensed financial statement.

Note 4. Revenue from contracts with customers

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Sales of goods and services	214,088	110,286	120,361	110,286

Total revenue from contracts with customers	214,088	110,286	120,361	110,286

Recognized at a point in time	214,088	110,286	120,361	110,286

4.1 Disaggregated revenue information

Types of goods	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Revenue from crude oil	170,771	85,329	97,500	85,329
Revenue from natural gas	39,246	22,699	20,171	22,699
Revenue from NGL	4,071	2,258	2,690	2,258

Revenue from contracts with customers	214,088	110,286	120,361	110,286

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Sales Channel	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Refineries	170,771	85,329	97,500	85,329
Industries	21,643	12,518	10,937	12,518
Retail distributors of natural gas	14,453	8,359	8,525	8,359
Natural gas for electricity generation	3,150	1,822	709	1,822
Commercialization of NGL	4,071	2,258	2,690	2,258

Revenue from contracts with customers	214,088	110,286	120,361	110,286

Note 5. Crude oil stock fluctuation and operating expenses

5.1 Crude oil stock fluctuation

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Inventories of crude oil at the beginning of the period (Note 17)	2,722	—	4,048	—
Incorporation of inventories for acquisition of companies	—	2,924	—	2,924
Less: Inventories of crude oil at the end of the period (Note 17)	(6,095)	(2,538)	(6,095)	(2,538)

Total Crude oil stock fluctuation	(3,373)	386	(2,047)	386

5.2 Operating expenses

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Fees and compensation for services	35,125	19,437	19,757	19,437
Consumption of materials and repairs	10,153	3,516	4,310	3,516
Salaries and social security charges	5,280	3,451	2,832	3,451
Easements and tariffs	5,082	2,425	2,893	2,425
Transportation	1,203	881	624	881
Employee benefits	1,098	463	652	463
General expenses	2,347	769	1,451	769

Total Operating expenses	60,288	30,942	32,519	30,942

Note 6. Selling expenses

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Taxes, rates and contributions	7,036	3,021	4,296	3,021
Transportation	4,526	1,941	2,500	1,941
Tax on bank transactions	2,122	1,004	973	1,004
Allowances/(Reversal) for expected credit losses	(180)	2	77	2
Fees and compensation for services	38	31	1	31

Total selling expenses	13,542	5,999	7,847	5,999

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 7. General and administrative expenses

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Salaries and social security charges	5,160	1,059	3,104	577
Fees and compensation for services	5,526	7,273	2,970	4,904
Share-based payments expense	4,754	900	3,510	900
Employee benefits	2,926	716	1,130	716
Institutional advertising and promotion	935	70	902	—
Taxes, rates and contributions	506	290	176	290
Other	1,067	—	377	—

Total General and administrative expenses	20,874	10,308	12,169	7,387

Note 8. Exploration expenses

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Geological and geophysical expenses	944	302	818	302

Total exploration expenses	944	302	818	302

Note 9. Other operating income and expenses

9.1 Other operating income

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Services to third parties (1)	1,543	287	1,010	345
Other	207	—	113	—

Total other operating income	1,750	287	1,123	345

(1)	Corresponds to services provided to customers that does not correspond to the main activity of the Company.

9.2 Other operating expenses

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Allowance for materials and spare parts (1)	(1,523)	98	(188)	98
Restructuring expenses (2)	(667)	(6,151)	—	(6,151)
Transaction costs related to the business combinations	—	(2,380)	—	(2,380)
Provision for environmental remediation	(153)	(167)	(40)	(167)
Provision for contingencies	(306)	3	(306)	3
Other	—	448	3	448

Total other operating expenses	(2,649)	(8,149)	(531)	(8,149)

(1)	Includes 486 related to current materials and spare parts and 1,037 related to non-current materials and spare parts, for the six months ended June 30, 2019.
(2)	The Company recorded restructuring charges that includes severance payments and other related fees, such charges relate principally to reorganization in the structure of the Group.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 10. Financial results

10.1 Interest income

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Interests on government notes at amortized costs	37	264	11	264
Financial interests	278	1,212	229	(753)

Total interest income	315	1,476	240	(489)

10.2 Interest expense

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Borrowing interest (Note 16.2)	(12,329)	—	(6,520)	—
Other interest	4	(3,894)	12	(2,679)

Total interest expense	(12,325)	(3,894)	(6,508)	(2,679)

10.3 Other financial results

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Foreign currency exchange difference, net	1,934	(10,792)	(778)	(10,785)
Changes in the fair value of government bonds and mutual funds	78	—	(369)	—
Changes in the fair value of Warrants (Note 16.4.1)	(12,027)	—	4,057	—
Unwinding of discount on asset retirement obligation	(802)	(380)	(404)	(380)
Effect of discount of assets and liabilities at present value	(426)	—	(194)	—
Interest expense leases (Note 2.2)	(440)	—	(110)	—
Amortized costs (Note 16.2)	(917)	(6,020)	(466)	(4,782)
Other	(144)	—	(252)	—

Total Other financial results	(12,744)	(17,192)	1,484	(15,947)

Note 11. Earnings (loss) per share

a)	Basic

Basic earnings (loss) per share are calculated by dividing the results attributable to equity holders of the parent by the weighted average of outstanding common shares during the period of the Company.

b)	Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares of the Company to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of common shares during the period, no dilutive effect is recorded, being the diluted earnings (loss) per share equal to the basic.

During the six-month period ended June 30, 2018, the Company does not hold any potential dilutive shares nor any antidilutive potential dilutive share; therefore, there are no differences with the basic loss per share.

As of June 30, 2019, VISTA has shares that can potentially be dilutive. The basic loss per share (LPS) is calculated by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. The diluted earnings/(loss) per share (LPS) is calculated by dividing the net (loss) / earnings by the weighted average number of common shares outstanding during the period, plus the weighted average number of common shares that would be issued upon the conversion of all instruments with dilution potential in common shares unless such shares are anti-dilutive.

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Net (loss) / earnings for the period	(9,976)	(44,344)	3,702	(40,876)
Weighted average number of outstanding common shares	74,576,540	42,581,603	75,917,752	42,581,603

Basic (loss)/ earnings per common share (US Dollar per share)	(0.13)	(1.04)	0.05	(0.96)

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Net (loss) / earnings for the period	(9,976)	(44,344)	3,702	(40,876)
Weighted average number of outstanding common shares	74,576,540	42,581,603	79,030,213	42,581,603

Diluted (loss) / earnings per common share (US Dollar per share)	(0.13)	(1.04)	0.05	(0.96)

As of June 30, 2019, VISTA has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted (loss) / earnings per share:

i.	33,226,667 Series A shares related to the 99,680,000 outstanding Warrants, and

ii.	3,417,236 Series A shares to be used pursuant to the Long-Term Incentive Plan (LTIP) for employee and for which has not been granted as part of LTIP.

Due to the anti-dilutive nature of the potential common shares disclosed above there are no differences with the basic loss per share.

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of authorization of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Property, plant and equipment

Changes in property, plant and equipment for the six-month period ended June 30, 2019 are as follows:

	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and gas properties	Wells and production facilities	Work in progress	Materials and spare parts	Total
Cost
As of December 31, 2018	2,221	15,665	351,306	424,962	90,693	9,491	894,338

Additions	—	32	—	—	65,833	80,500	146,365
Transfers	—	443	—	91,812	(27,100)	(65,155)	—
Allowance for obsolescence	—	—	—	—	—	(1,727)	(1,727)

As of June 30, 2019	2,221	16,140	351,306	516,774	129,426	23,109	1,038,976

Accumulated depreciation
As of December 31, 2018	(14)	(1,354)	(1,426)	(70,822)	—	—	(73,616)

Depreciation and depletion charge for the period	(6)	(1,129)	(6,153)	(59,947)	—	—	(67,235)

As of June 30, 2019	(20)	(2,483)	(7,579)	(130,769)	—	—	(140,851)

Net book value

As of June 30, 2019	2,201	13,657	343,727	386,005	129,426	23,109	898,125

As of December 31, 2018	2,207	14,311	349,880	354,140	90,693	9,491	820,722

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the six-month period ended June 30, 2019 are as follows:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost
As of December 31, 2018	28,484	2,716	29,681	32,397

Additions	—	1,190	—	1,190
Write offs	—	—	(207)	(207)

As of June 30, 2019	28,484	3,906	29,474	33,380

Accumulated amortization

As of December 31, 2018	—	(797)	—	(797)
Amortization charge for the period	—	(583)	—	(583)

As of June 30, 2019	—	(1,380)	—	(1,380)

Net book value

As of June 30, 2019	28,484	2,526	29,474	32,000

As of December 31, 2018	28,484	1,919	29,681	31,600

Note 14. Income tax expense

The Company calculates the period of income tax expense using the rax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the intermin condensed consolidated statement for profit or loss are the following:

	For the period from January 1st to June 30, 2019	For the period from January 1st to June 30, 2018	For the period from April 1st to June 30, 2019	For the period from April 1st to June 30, 2018
Income taxes
Current income tax (expenses)	(3,467)	(16,128)	(398)	(16,134)
Deferred income (expenses) tax relating to origination and reversal of temporary differences	(933)	(15,291)	1,703	(15,291)

Income tax (expense) / benefit reported in the statement of profit or loss	(4,400)	(31,419)	1,305	(31,425)

Deferred tax charged to OCI	255	(579)	255	(579)

Total income tax (expenses) / benefit	(4,145)	(31,998)	1,560	(32,004)

For the six months ended June 30, 2019 and 2018, the Company´s effective tax rate was 79% and 243%, respectively.

Significant differences between the effective and the statutory tax rate for the six-month period ended June 30, 2019 and 2018 includes (i) devaluation of Argentine Peso against the U.S. Dollar which impacts the tax deduction of the Company’s non-monetary assets, (ii) unrecognized net operating losses incurred in Mexico and (iii) the pre-tax basis for each period.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Effective tax rate as of June 30, 2019 increased by 29.5% compared to the expected effective tax rate on March 31, 2019 due to 1) recognition of tax inflation adjustment in Argentina applicable since this quarter, this effect mainly result in an increase in property, plant and equipment generating a greater depreciation, 2) increased in depreciation as a result of property, plant and equipment resulting from an increased in production impacting depreciation rate and net income. Regarding for the period ended March 31, 2019, in Argentine the conditions for the application of the tax inflation adjustment were not given, therefore the Company assessed income tax without applying the tax inflation adjustment, thereby generating a higher effective tax rate.

Note 15. Trade and other receivables

	As of June 30, 2019	As of December 31, 2018
Non-current
Other receivables:
Prepayments, tax receivables and others:
Prepaid expenses and other receivables	10,024	10,646
Turnover tax credit	603	496

	10,627	11,142
Financial assets:
Natural gas surplus injection stimulus program credit (1)	7,057	9,049
Advances and loans to employees	747	—

	7,804	9,049

Other receivables	18,431	20,191

Total non-current trade and other receivables	18,431	20,191

	As of June 30, 2019	As of December 31, 2018
Current
Trade:
Receivables from oil and gas sales (net)	69,115	55,032
Checks to be deposited	4	883

Trade receivables, net	69,119	55,915

Other receivables:
Prepayments, tax receivables and others:
Value Added Tax (“VAT”) credit	11,226	10,127
Income tax credit	10,697	3,826
Turnover tax credit	504	1,938
Prepaid expenses	1,810	572

	24,237	16,463
Financial assets:
Natural gas surplus injection stimulus program credit (1)	11,950	6,899
Receivables from services to third parties	770	2,850
Director´s Advances and loans to employees	900	1,818
Grants on propane credit	932	982
Related parties (Note 25)	194	186
Price stability program of NGL credit	877	151
Other	563	786

	16,186	13,672

Other receivables	40,423	30,135

Total current trade and other receivables	109,542	86,050

(1)

As of June 30, 2019, and December 31, 2018 corresponds to balances pending collection for compensations under the Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (“IR Program”).

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Due to the short-term nature of the current trade and other receivables, their carrying amount is considered to be similar to its fair value. For the non-current trade and other receivables, the fair values are also not significantly different to their carrying amounts.

Trade receivables are non-interest bearing and are generally on terms of 30 to 45 days. No interest is charged on outstanding trade receivables.

There has been no change in the estimation techniques or significant assumptions made during the six-month period ended June 30, 2019.

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. The Company has recognized a loss allowance of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable.

As of June 30, 2019, trade receivables that were past due amounted to 11,417 and no allowance for expected credit losses of trade receivables were registered.

As of the date of these condensed interim financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

Note 16. Financial Assets and financial liabilities

16.1 Financial liabilities: Borrowings

	As of June 30, 2019	As of December 31, 2018
Non-Current
Financial borrowings	280,332	294,415

Total non-current	280,332	294,415

Current
Financial borrowings	85,914	10,352

Total current	85,914	10,352

Total borrowings	366,246	304,767

The maturities of the Company’s borrowings (excluding finance lease liabilities) and its exposure to interest rates are as follow:

	As of June 30, 2019	As of December 31, 2018
Fixed rate
Less than one year	73,268	4,841
One to two years	28,352	14,721
Three to five years	111,814	132,486

Floating rates
Less than one year	12,646	5,511
One to two years	28,352	14,721
Three to five years	111,814	132,487

See note 16.4 for information regarding the fair value of the borrowings.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following are the details of new borrowings entered into during the six-month period ended June 30, 2019:

Company (1)	Bank	Subscription date	Currency	Amount of principal	Interest	Rate	Expiration	Carrying amount as of June 30, 2019
Vista Argentina	Banco de la Ciudad de Buenos Aires	March, 2019	US dollar	10,000	Fixed	0% to 8%	September 2019 to March 2020	10,035
Vista Argentina	Banco Itaú	March, 2019	US dollar	10,000	Fixed	6.5%	October 2019	10,166
Vista Argentina	Banco Macro	March, 2019	US dollar	15,000	Fixed	6.75%	September 2019	15,258
Vista Argentina	Banco Macro	May, 2019	US dollar	15,000	Fixed	5.5%	July 2019	15,106
Vista Argentina	Banco BBVA	May, 2019	US dollar	10,000	Fixed	4.1%	August 2019	10,058

(1)	Vista Oil & Gas Argentina S.A. actually Vista Oil & Gas Argentina S.A.U.

16.2 Changes in liabilities arising from financing activities

The movements in the borrowings are as follows:

	As of June 30, 2019	As of December 31, 2018
Balance at the beginning of the period	304,767	644,630
Proceeds from the bridge loan	—	260,000
Payment of bridge loan transaction costs	—	(11,904)
Payment of bridge loan	—	(260,000)
Proceeds from the Syndicated term loan	—	300,000
Payment of Syndicated term loan transaction costs	—	(6,376)
Payment of redemption of Series A shares	—	(204,590)
Capitalization of liability related to Series A shares (1)	—	(442,491)
Interest expense (Note 10.2)	12,329	15,546
Proceeds from loans	60,000	—
Payment of borrowings’ interests	(11,767)	(5,018)
Costs of early settlements of borrowings and amortized cost (Note 10.3)	917	14,970

At the end of the period	366,246	304,767

(1)	Non-cash movement

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

16.3 Financial instruments by category

The following chart presents financial instruments by category:

As of June 30, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
Natural gas surplus injection stimulus program credit (Note 15)	7,057	—	7,057
American governments bonds	7,800		7,800
Advances and loans to employees (Note 15)	747	—	747

Total non-current Financial assets	15,604	—	15,604

Cash and Banks (Note 18)	53,452	—	53,452
Short term investments (Note 18)	11,006	10,028	21,034
Receivables from oil and gas sales (Note 15)	69,115	—	69,115
Check to be deposited (Note 15)	4	—	4
Natural gas surplus injection stimulus program credit (Note 15)	11,950	—	11,950
Receivables from services to third parties (Note 15)	770	—	770
Advances and loans to employees (Note 15)	900	—	900
Grants on propane credit (Note 15)	932	—	932
Related parties (Note 25)	194	—	194
Price stability program of NGL credit (Note 15)	877	—	877
Other (Note 15)	563	—	563

Total current Financial assets	149,763	10,028	159,791

Liabilities

Accounts payable and accrued liabilities (Note 23)	817	—	817
Borrowings (Note 16.1)	280,332	—	280,332
Warrants (Nota 16.4)	—	35,727	35,727

Total non-current Financial liabilities	281,149	35,727	316,876

Accounts payable and accrued liabilities (Note 23)	73,827	—	73,827
Borrowings (Nota 16.1)	85,914	—	85,914

Total current Financial liabilities	159,741	—	159,741

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2018	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets

Natural gas surplus injection stimulus program credit (Note 15)	9,049	—	9,049

Total non-current Financial assets	9,049	—	9,049

Cash and Banks (Note 18)	13,254	—	13,254
Short term investments (Note 18)	38,862	28,792	67,654
Receivables from oil and gas sales (Note 15)	55,032	—	55,032
Check to be deposited (Note 15)	883	—	883
Natural gas surplus injection stimulus program credit (Note 15)	6,899	—	6,899
Receivables from services to third parties (Note 15)	2,850	—	2,850
Advances and loans to employees (Note 15)	1,818	—	1,818
Grants on propane credit (Note 15)	982	—	982
Related parties (Note 25)	186	—	186
Price stability program of NGL credit (Note 15)	151	—	151
Other (Note 15)	786	—	786

Total current Financial assets	121,703	28,792	150,495

Liabilities

Accounts payable and accrued liabilities (Note 23)	1,007	—	1,007
Borrowings (Note 16.1)	294,415	—	294,415
Warrants (Note 16.4)	—	23,700	23,700

Total non-current Financial liabilities	295,422	23,700	319,122

Accounts payable and accrued liabilities (Note 23)	84,334	—	84,334
Borrowings (Note 16.1)	10,352	—	10,352

Total current Financial liabilities	94,686	—	94,686

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

For the six-months period ended June 30, 2019:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	315	—	315
Interest expense (Note 10.2)	(12,325)	—	(12,325)
Amortized costs (Note 10.3)	(917)	—	(917)
Changes in the fair value of Warrants (Note 10.3)	—	(12,027)	(12,027)
Changes in the fair value of government bonds and mutual funds (Note 10.3)	—	78	78
Interest expense leases (Note 10.3)	(440)	—	(440)
Effect of discount of assets and liabilities at present value (Note 10.3)	(426)	—	(426)
Unwinding of discount on asset retirement obligation (Note 10.3)	(802)	—	(802)
Foreign exchange, net (Note 10.3)	1,934	—	1,934
Other financial results (Note 10.3)	(144)	—	(144)

Total	(12,805)	(11,949)	(24,754)

For the six-months period ended June 30, 2018:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	1,476	—	1,476
Interest expense (Note 10.2)	(3,894)	—	(3,894)
Amortized costs (Note 10.3)	(6,020)	—	(6,020)
Unwinding of discount on asset retirement obligation (10.3)	(380)	—	(380)
Foreign exchange, net (Note 10.3)	(10,792)	—	(10,792)

Total	(19,610)	—	(19,610)

16.4 Fair values

This note provides information about how the Group determines fair values of various financial assets and financial liabilities.

16.4.1 Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

•	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

•	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2019 and December 31, 2018:

As of June 30, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	10,028	—	—	10,028

Total assets	10,028	—	—	10,028

As of June 30, 2019	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	35,727	35,727

Total liabilities	—	—	35,727	35,727

As of December 31, 2018	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	28,792	—	—	28,792

Total assets	28,792	—	—	28,792

As of December 31, 2018	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	23,700	23,700

Total liabilities	—	—	23,700	23,700

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value could not be observed in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 during the period from December 31, 2018 through June 30, 2019 or from December 31, 2017 through June 30, 2018.

The fair value of the Series A warrants and Sponsor Warrants is determined using the Black & Scholes warrant pricing model by taking into consideration the expected volatility of the Company’s common shares in estimating the Company’s future stock price volatility. The risk-free interest rate for the expected life of the Sponsor Warrants is based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following weighted average assumptions were used to estimate the fair value of the warrant liability as of June 30, 2019:

As of June 30, 2019
Annualized volatility	20.324%
Domestic risk-free interest rate	7.240%
Foreign risk-free interest rate	1.705%
Expected life of warrants in years	3.76 years
Fair value per Warrant	US 35,727

This is a Level 3 recurring fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by US 0.10 this would increase the obligation by approximately 1,259 as of June 30, 2019. If the market price were to decrease US 0.10 this would decrease the obligation by approximately 1,247. If the volatility were to increase by 50 basis points this would increase the obligation by approximately 379 as of June 30, 2019. If the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 403 as of June 30, 2019.

Reconciliation of Level 3 fair value measurements:

	As of June 30, 2019	As of December 31, 2018
Balance of warrant liability as of the beginning of the period/year:	23,700	14,840
Total gains or losses:
– in profit or loss	12,027	8,860

Closing balance	35,727	23,700

16.4.2 Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

Except as detailed in the following table, the Company consider that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values as explained in the correspondent notes.

As of June 30, 2019	Carrying amount	Fair Value	Level
Liabilities
Borrowings	366,246	283,863	2

Total liabilities	366,246	283,863

16.5 Financial instruments risk management objectives and policies

16.5.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology focused on monitoring risks affecting the whole Group. The Company’s risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each period. The Company did not use derivative instruments to hedge any risk according to its risk management internal policies in the periods presented.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Financial risk management is controlled by the Company’s Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities. The Company has reviewed its exposure to financial risk factors and has not identified any significant change to the risk analysis included within its 2018 annual financial statements except for the following:

16.5.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the U.S. Dollars and Argentina peso (“ARS”) and other currencies. The Company does not use derivative financial instruments to mitigate associated exchange rate risks in the periods presented.

The majority of the Company´s sales are directly denominated in dollars or the evolution of its price follows the evolution of the quotation of this currency. The Company collects a significant portion of its revenues in ARS pursuant to prices which are indexed to the U.S. dollar, mainly revenues resulting from the sale of gas and crude oil.

During the period from December 31, 2018 through June 30, 2019 the Argentine Peso depreciated by approximately 13%.

The following tables demonstrate the sensitivity to a reasonably possible change in ARS exchange rate against the U.S. Dollar, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and monetary liabilities denominated in currencies other that the U.S. Dollar, the functional currency of the Company. The Group’s exposure to foreign currency changes for all other currencies is not material.

As of June 30, 2019
Change in Argentine Peso Rate	+/- 19%
Effect in profit before tax	(9,831) / 9,831
Effect in pre-tax equity	(9,831) / 9,831

Argentine inflationary environment

Inflation in Argentina has been high for several years, but consumer price inflation (CPI) was not reported consistently. Given the differences in geographical coverage, weights, sampling, and methodology of various inflation series, the average CPI inflation for 2014, 2015, and 2016, and end-of-period inflation for 2015 and 2016 were not reported in the IMF’s April 2018 World Economic Outlook. The 3-year cumulative inflation using different combinations of retail price indices has been in excess of 100% since late 2017. However, the wholesale price index, which had been available consistently for the past three years, was about 75% on a 3-year cumulative basis in December 2017.

In the six-month period ended June 30, 2019 the Argentine Peso devalued approximately 13%. During 2018, the Argentine Peso devalued approximately 100%, annual interest rates were raised in excess of 60%, and wholesale price inflation accelerated considerably. The 3-year cumulative rate of inflation reach a level of around 140%.

Note 17. Inventories

	As of June 30, 2019	As of December 31, 2018
Materials and spare parts	10,670	15,465
Crude oil (Note 5.1.)	6,095	2,722

Total	16,765	18,187

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 18. Cash, bank balances and short-term investments

	As of June 30, 2019	As of December 31, 2018
Banks	53,452	13,254
Mutual funds	11,745	52,793
Government bonds	9,289	11,457
Treasury Notes	—	3,404

Total	74,486	80,908

For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand and in banks, mutual funds and time deposits with a maturity less than three month used by the Company and its part of its cash management. Cash and cash equivalents at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statement of financial position as follows:

	As of June 30, 2019	As of December 31, 2018
Cash, banks and short-term investments	74,486	80,908

Less
Government bonds and treasury notes	(9,289)	(14,861)

Cash and cash equivalents	65,197	66,047

Note 19. Share Capital

As of June 30, 2019, the Company’s variable share capital consisted of 75,929,000 Series A common shares with no face value each and each granting the right to one vote, issued and fully paid. As of June 30, 2019, the authorized common capital of the Company includes 41,956,982 Series A common shares in its treasury; which can be used in connection with the Warrants, the Forward Purchase Agreements and LTIP (See Note 11 for more details).

The variable portion of our capital stock is of unlimited amount pursuant to our bylaws and the applicable laws, whereas, the fixed portion of our capital stock is divided into 2 class C shares.

The following chart shows a reconciliation of the movements in equity of the Company from December 31, 2018 through June 30, 2019:

	Series A Publicly traded shares	Series A Private Offering	Series B	Series C	Total
Balances as of December 31, 2018	423,017	90,238	—	—	513,255
Number of shares	60,909,315	9,500,000	—	2	70,409,317

Net value of Series A shares (1)	54,143	—	—	—	54,143
Number of shares	5,500,000	—	—	—	5,500,000

Series A shares granted for the LTIP (2)	—	—	—	—	—
Number of shares	—	19,685	—	—	19,685

Balance as of June 30, 2019	477,160	90,238	—	—	567,398
Number of shares	66,409,315	9,519,685	—	2	75,929,002

(1)

On February 13, 2019 the Company completed the sale of 5,500,000 of series A shares and 5,000,000 of warrants to purchase series A shares for an aggregate amount of 55,000 to Kensington Investments B.V., pursuant to a Forward Purchase Agreement and certain subscription commitment, disclosed in Note 20.1.1 of the annual financial statements.

(2)	On May 2019 the Company granted 19,685 Serie A shares that were in treasury to be used to implement the Long-Term Incentive Plan (LTIP) such shares are deposit into an Administrative Trust.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 20. Provisions

	As of June 30, 2019	As of December 31, 2018
Non-Current
Asset retirement obligation	15,334	15,430
Environmental remediation	681	756

Total Non-current	16,015	16,186

	As of June 30, 2019	As of December 31, 2018
Current
Asset retirement obligation	2,604	823
Environmental remediation	1,797	2,968
Provisions for contingencies	310	349

Total Current	4,711	4,140

Note 21. Salaries and social security payable

	As of June 30, 2019	As of December 31, 2018
Current
Salaries and social security contributions	2,570	925
Provision for gratifications and bonus	3,604	5,423

Total current	6,174	6,348

Note 22. Other taxes and royalties payable

	As of June 30, 2019	As of December 31, 2018
Current
Royalties	6,187	5,467
Tax withholdings payable	853	909
Value added tax	265	—
Turnover tax	—	139
Other	74	—

Total current	7,379	6,515

Note 23. Accounts payable and accrued liabilities

	As of June 30, 2019	As of December 31, 2018
Non-Current
Accrued liabilities:
Extraordinary canon on SGIC	817	1,007

Total non-current accounts payable and accrued liabilities	817	1,007

Current
Accounts payable:
Suppliers	71,206	73,609

Total current accounts payable	71,206	73,609

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of June 30, 2019	As of December 31, 2018
Accrued liabilities:
Concession extension bonus Bajada del Palo payable	—	7,899
Extraordinary canon on SGIC	1,383	769
Balances with joint operations	1,238	1,023
Directors’ fees	—	1,034

Total current accrued liabilities	2,621	10,725

Total current accounts payable and accrued liabilities	73,827	84,334

Due to the short-term nature of the current payables and other payables, their carrying amount is considered to be the same as their fair value. The carrying amount of the non-current accrued liabilities does not differ significantly from its fair value.

Note 24. Employee defined benefit plans obligation

The following tables summarize the components of the net expense recognized in the consolidated statement of income for long-term employee benefit plans and the evolution of the long-term employee benefits liability in the consolidated statement of financial position:

As of June 30, 2019
Cost of the current services	(38)
Cost of interest	(73)

Total	(111)

	As of June 30, 2019
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Balances at the beginning of period	(11,014)	7,712	(3,302)
Items classified in profit or loss
Current services cost	(38)	—	(38)
Cost for interest	(266)	193	(73)
Items classified in other comprehensive income
Actuarial loss	(915)	(105)	(1,020)
Benefit payments	253	(253)	—
Contributions paid	—	253	253
Additions	(295)	—	(295)

At the end of period	(12,275)	7,800	(4,475)

The fair value of the plan assets at the end of the reporting period by category, is as follow:

As of June 30, 2019
American government bonds	7,800

Total	7,800

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

As of June 30, 2019
Less than one year	844
One to two years	868
Two to three years	856
Three to four years	844
Four to five years	872
Six to ten years	4,412

Significant actuarial assumptions used were as follows:

As of June 30, 2019
Discount rate	5%
Assets return rate	5%
Salaries increase
Up to 35 years old	1%
From 36 to 49 years old	1%
More than 50 years old	1%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.

If the discount rate would be 100 basis points higher (lower), the defined benefit obligation would decrease by 1,294 (increase by 1,089) as of June 30, 2019.

If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by 210 (decrease by 225) as of June 30, 2019.

The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of each reporting period, based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of each reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

Refer to Note 22 to the Annual Financial Statements for further details on the employee defined benefits plan obligation.

Note 25. Related parties’ transactions and balances

Note 2.3 to the Company’s annual financial statements as of December 31, 2018 provides information about the Group’s structure, including details of the subsidiaries of the holding company and the Company.

The following table provides the total amount of balances and transactions that have been entered into with related parties:

	As of June 30, 2019	As of December 31, 2018
Other receivables
Riverstone Vista Capital Partners L.P.	194	186

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Outstanding balances at the period-end/year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the period beginning December 31, 2018 through June 30, 2019 and from December 31, 2017 through June 30, 2018, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at each period-end through examining the financial position of the related party and the market in which the related party operates.

There are no other related party transactions.

Note 26. Commitments and contingencies

For a description of the Company’s investment commitments regarding their oil and gas properties, see notes 27 and 29.4 to the 2018 annual financial statements. With respect to the commitments and contingencies that occurred after that date, it is detailed below:

Investment agreement for the formation of Aleph Midstream S.A.

On June 27, 2019, Vista announced the signing of an investment agreement with an affiliate of Riverstone and an affiliate of Southern Cross Group (“the Financial Sponsors hereinafter”) to create Aleph Midstream S.A., a midstream company in Argentina (“Aleph Midstream” or “Aleph”).

Under the terms of this agreement and other related agreements, subject to the satisfaction of certain conditions precedent, including obtaining certain regulatory approvals, the Financial Sponsors expect to contribute up to 160,000 in the aggregate to Aleph Midstream, in exchange for a controlling interest of up to 78.4% of Aleph Midstream’s total equity.

As a result of this agreement, Vista expects to contribute the majority of its midstream assets located in the Neuquina basin, valued at approximately 45,000, to Aleph Midstream, in exchange to maintain an equity interest in Aleph Midstream for at least 21.6%.

Aleph expects to use the proceeds to be provided by the Financial Sponsors to fund the construction of the midstream assets which are necessary for the gathering, processing and evacuation of our oil and gas production in the Neuquina basin located in Argentina, including the Vaca Muerta shale play. Aleph Midstream expects to provide midstream services to Vista, which may include the gathering, processing and evacuation of the oil and gas production of our Bajada del Palo Oeste shale development in Vaca Muerta as wells as our conventional production in the Neuquina basin.

Finally, if certain required regulatory approvals relating to the concession titles to certain midstream assets to be obtained by Vista and assigned to Aleph Midstream are not obtained by the earlier of (i) the date on which the Financial Sponsors have contributed 75,000 in Aleph Midstream, or (ii) 11 months from the closing of the transaction relating to Aleph Midstream, the Financial Sponsors will have the right to exercise a put option to sell back all of their interests in Aleph Midstream at a price which shall account for the return of such Financial Sponsor’s cash contribution to Aleph Midstream, plus an agreed interest and we will have twelve months to effect such payment.

On July 2019 the Financial Sponsors provided contributions for an amount of 37,488. Such amounts have been accounted a financial debt by the Company.

Note 27. Business Combinations

There were no business combinations during the period ended June 30, 2019. Refer to Note 30 to the Annual Financial Statements for further details on the 2018 business combinations.

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 28. Events after the reporting period

The Company has evaluated subsequent events as of June 30, 2019 to assess the need for potential recognition or disclosure in these financial statements. The Company assessed such events until August 7, 2019, the date these financial statements were available to be issued:

Public Offering with New York Stock Exchange (“NYSE”) listing

On July 25, 2019, the Company made a public offering with NYSE listing by placing a total of 10,906,257 Series A shares.

The global offering consisted of:

(i)

an international offering in the United States and other countries outside of Mexico of 10,091,257 American Depositary Shares (“ADS”), each one representing one Series A share, at a price of U.S.$9.25 per ADS. The ADS are listed on the New York Stock Exchange under the ticker “VIST”; and

(ii)	a concurrent public offering in Mexico of 815,000 Series A shares at a price equivalent to U.S.$9.25 in Mexican pesos per Series A share.

For the global offering, the Company obtained net estimated resources for 93,243.

Based on IAS 32, said capital transaction costs were recorded as a decrease of the Company’s shareholders’ equity, because these costs were incremental costs directly attributable to the equity transaction that otherwise would have been avoided.

The number of shares issued, and the amounts obtained from the IPO and issuance of new Series A shares in Mexico, are detailed as follows:

	Global Ofertting (Shares)
	México	International	Total new share issuance	Total Amounts obtained
Series A common shares	815,000	10,091,257	10,906,257	93,185

After completed the IPO and the issue of the new Serie A Share, the number of shares and the share capital will be in the following table:

	Series A Publicly traded shares	Series A Private Offering	Series B	Series C	Total
Balances as of December 31, 2018	423,017	90,238	—	—	513,255
Number of shares	60,909,315	9,500,000	—	2	70,409,317

Net value of Series A shares	54,143	—	—	—	54,143
Number of shares	5,500,000	—	—	—	5,500,000

Series A shares issued for the LTIP	—	—	—	—	—
Number of shares	—	19,685	—	—	19,685

Balance before Public Offering	477,160	90,238	—	—	567,398
Number of shares before Public Offering	66,409,315	9,519,685	—	—	75,929,002

Net value of Series A shares	93,185	—	—	—	93,185
Number of shares	10,906,257	—	—	—	10,906,257

Balance after Public Offering	570,345	90,238	—	—	660,583
Number of shares after Public Offering	77,315,572	9,519,685	—	2	86,835,259

VISTA OIL & GAS S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Debt issuance of Vista Argentina

Vista Argentina a subsidiary of the Company issued a simple non-convertible debt security, (obligaciones negociables simples no convertibles en acciones), under the Notes Program (the “Notes Program”). This Program was approved by the Argentine Securities Commission (the Comisión Nacional de Valores, or the “CNV”), as follow:

•	On July 31, 2019, Vista Argentina issued for an aggregate principal amount of 50,000, with the annual interest rate 7.88%, and expiration date as of July 31, 2021.

•	On August 07, 2019, Vista Argentina issued for an aggregate principal amount of 50,000, with the annual interest rate 8.50%, and expiration date as of August 07, 2022.

Under the Notes Program, Vista Argentina may publicly offer and issue debt securities in Argentina for up to an aggregate principal amount at any time outstanding of 800,000 or its equivalent in other currencies.

Other subsequent events:

•

Exploration permit for Aguila Mora block has expired on June 26, 2019. Prior to such expiration, on June 11, 2019, the request for a 35-year term unconventional exploitation concession was filed with local authorities. The Decree approving the granting of the unconventional exploitation concession on Aguila Mora block is expected to be obtained no later than mid-August 2019.

•

On July 2, 2019 the Company completed a corporate reorganization process whereby APCO Oil & Gas S.A.U. and APCO Argentina were merged by absorption without liquidation into Vista Argentina (the “Argentine Reorganization”) as part of a tax-free reorganization under the terms of the Argentine Income Tax Law. The Argentine Reorganization is effective as of January 1, 2019 and since that date APCO Oil & Gas S.A.U. and APCO Argentina had effectively been operating as a consolidated entity under Vista Argentina.

There are no other events or operations that occurred between the closing date of the fiscal year and the date of issuance of the unaudited interim financial statements that could significantly affect the equity situation or the Company´s results as of the closing date.